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                              September 14, 2020

       Harold Hofer
       Chief Executive Officer
       Escalate Wealth REIT I, Inc.
       17 Corporate Plaza, Suite 200
       Newport Beach, California 92660

                                                        Re: Escalate Wealth
REIT I, Inc.
                                                            Amendment No. 1 to
Preliminary Offering Circular on Form 1-A
                                                            Filed September 1,
2020
                                                            File No. 024-11284

       Dear Mr. Hofer:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2020 letter.

       Form 1-A/A filed September 1, 2020

       Cover Page

   1.                                                   We reissue comment 4.
We note that you state the offering will last until the maximum number of shares are
sold. Please note that Rule 251(d)(3)(F) of Regulation A allows for the offering to
continue up to three years from the date of qualification. Please revise to provide the duration of
the offering, as required by Item 501(b)(8)(iii) of Regulation S-K.
       Security Ownership of Certain Beneficial Owners and Management, page 56

   2. We partially reissue comment 5. Please include Mr. Hofer in the beneficial ownership table and include the
officers and directors as a group, as required by Item 403 of
                                                        Regulation S-K.
 Harold Hofer
Escalate Wealth REIT I, Inc.
September 14, 2020
Page 2
Exhibits

3. We note that the bylaws include an exclusive forum provision. Please include disclosure regarding these provisions including a description of the provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, and whether these provisions apply to claims under the federal securities laws.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameHarold Hofer
                                                          Division of
Corporation Finance
Comapany NameEscalate Wealth REIT I, Inc.
                                                          Office of Real Estate
& Construction
September 14, 2020 Page 2
cc:       Gregory W. Preston
FirstName LastName